Exhibit 99.1

Travelan® FY19 1st Half Update and Geographic Expansion into North America

Key Highlights:

●	Immuron achieved 7% YoY growth in worldwide sales for the first half of FY19.

●	In the US, Travelan® exhibited double-digit growth for this period, with sales 10% higher than observed for the same time period in the last financial year.

●	In Australia, FY19 1H sales reached AU$714,000, representing a 6% increase YoY.

●	Immuron Canada Limited was successfully incorporated, and a Distribution and Sales agreement executed for the Canadian marketplace.

Melbourne, Australia, January 29, 2019: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, today announced sales results for its commercially available, over-the-counter gastrointestinal and digestive health supplement Travelan® for the fiscal year first half, ending on December 31, 2018 (i.e., first half of FY19).

Immuron experienced steady gross sales growth in both Australian and U.S. markets throughout the first half of 2019, with global unaudited sales reaching AU$1.083 million during the 6-month period. In the US, Travelan® sales grew by 10% to AU$369,000 in FY19 1H, as the brand continued to prosper via USA’s largest travel medicine provider, Passport Health. Growth of online sales on Amazon USA also contributed to this increase following a successful promotional campaign in December.

In Australia, Immuron sales reached AU$714,000 for 1H FY2019, with a 6% YoY growth rate. Travelan® continues to experience strong sales within Australia’s pharmacy network. A concerted marketing push to educate general practitioner’s and consumers about Travelan® continues into 2H FY2019, including a program to improve the brand’s online footprint through a new global website and increased collaborations with the travel blogger community.

The Company is also pleased to announce that Health Canada has approved the product licence for Travelan®, paving the way to re-launch the product within Canada in April 2019. ANB Canada will manage the distribution and marketing of Travelan® within the Retail Pharmacy sector, whilst Passport Health will sell the product through its Canadian Travel Medicine Clinic network. Immuron Canada Ltd was incorporated under the Canadian Business Corporations Act in April 2018. The associated Natural Product Number for Travelan® was officially transferred from former distributor Paladin Labs to Immuron Canada Limited in June 2018. A Distribution and Sales Agreement was executed with ANB Canada Inc in October 2018.

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

“We are pleased to see continued global sales growth for our flagship product Travelan®,” said Dr. Gary S. Jacob, CEO of Immuron. “We fully expect to see this trend intensify as we focus on growing the Company’s global footprint within North America in the coming years.”

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets Travelan® in Australia for the prevention of Travelers’ Diarrhea, and markets Travelan® in the U.S. and Canada as a dietary supplement for digestive tract protection. Immuron’s lead clinical candidate, IMM-124E, recently completed a Phase II clinical trial in patients with Non-Alcoholic Steatohepatitis (NASH), and is presently in Phase II trials in Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is presently in a clinical trial in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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